LU10164 (2/02)
ALLSTATE LIFE INSURANCE COMPANY
(herein called "we" or "us")
Amendatory Endorsement for Waiver of Charges
As used in this endorsement, "Contract" means the Contract or Certificate to which this endorsement is attached.
The benefits provided by this endorsement do not impact any tax liabilities or IRS penalties incurred as a result of a withdrawal. You are responsible for all such liabilities and penalties.
The following provisions are added to your Contract:
Waiver for Confinement in Long Term Care Facility or Hospital We will waive any applicable Withdrawal Charge if at least 30 days after the issue date any Owner, or, if the Owner is not a living individual, the Annuitant is first confined to a Long Term Care Facility or Hospital under the following conditions:
o confinement is for at least 90 consecutive days;
o confinement is prescribed by a Physician;
o confinement is Medically Necessary; and
o the request for a withdrawal and Due Proof of confinement are received by us no later than 90 days after discharge.
"Physician" is a licensed medical doctor (M.D.) or a licensed doctor of osteopathy (D.O.) practicing within the scope of his or her license. For purposes of this endorsement, "Physician" does not include any Owner or Annuitant or the spouse, children, parents, grandparents, grandchildren, siblings, or in-laws of any Owner or Annuitant.
"Due Proof" includes, but is not limited to, a letter signed by a Physician stating the dates the Owner or Annuitant was confined, the name and location of the Long Term Care Facility or Hospital, a statement that the confinement was Medically Necessary, and, if released, the date the Owner or Annuitant was released from the Long Term Care Facility or Hospital.
"Medically Necessary" means appropriate and consistent with the diagnosis in accord with accepted standards of practice, and which could not have been omitted without adversely affecting the individual's condition.
"Long Term Care Facility" is a facility which:
1. is located in the United states or its territories;
2. is licensed by the jurisdiction in which it is located;
3. provides custodial care under the supervision of a registered nurse (R.N.); and
4. can accommodate three or more persons.
"Hospital" is a facility which:
1. is licensed as a hospital by the jurisdiction in which it is located;
2. is supervised by a staff of licensed physicians;
3. provides nursing services 24 hours a day by, or under the supervision of, a registered nurse (R.N.);
4. operates primarily for the care and treatment of sick or injured persons as inpatients for a charge; and
5. has access to medical, diagnostic and major surgical facilities.
Waiver for Terminal Illness We will waive any applicable Withdrawal Charge if at least 30 days after the issue date any Owner, or, if the Owner is not a living individual, the Annuitant is first diagnosed by a Physician as having a Terminal Illness. The request for the withdrawal must be received by us at least 30 days after the issue date. Due Proof of the diagnosis must be given to us prior to, or at the time of, the withdrawal request. We may require a second opinion at our expense by a Physician chosen by us. In the event that the first and second Physicians disagree, we will require a third opinion at our expense by a Physician chosen by us. We will honor a consensus of any two of the three Physicians.
"Physician" is a licensed medical doctor (M.D.) or a licensed doctor of osteopathy (D.O.) practicing within the scope of his or her license. For purposes of this endorsement, "Physician" does not include any Owner or Annuitant or the spouse, children, parents, grandparents, grandchildren, siblings, or in-laws of any Owner or Annuitant.
"Due Proof" includes, but is not limited to, a letter signed by a Physician stating that the Owner or Annuitant has a Terminal Illness and the date the Terminal Illness was first diagnosed.
"Terminal Illness" is a condition which is expected to result in death within one year from the date of onset for 80% of the diagnosed cases.
Waiver for Unemployment You may request a one time waiver of any applicable Withdrawal Charge on a partial or full withdrawal prior to the Payout Start Date if:
1. you become unemployed at least 1 year after the issue date of the Contract; and
2. you receive Unemployment Compensation for at least 30 consecutive days as a result of that unemployment; and
3. this benefit is exercised within 180 days of your initial receipt of Unemployment Compensation.
If the Owner is not a living individual, then the above three conditions apply to the Annuitant.
This benefit may be exercised only once while the Contract is in force.
Before we waive Withdrawal Charges, you must give us Due Proof that the Owner or Annuitant has been unemployed and have been granted Unemployment Compensation for at least 30 consecutive days. You must give us Due Proof prior to, or at the time of, the withdrawal request.
"Unemployment Compensation" means unemployment compensation received from a unit of government in the U.S. (state or federal).
"Due Proof" includes, but is not limited to, a legible photocopy of an Unemployment Compensation payment that meets the above described criteria with regard to dates and a signed letter from you stating that the Owner or Annuitant meets the above described criteria.
Except as amended in this endorsement, the Contract remains unchanged.

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Secretary Chairman and Chief Executive Officer